Prevail Capital LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2015
ASSETS	
Cash	$ 44,502
Prepaid expenses and other assets	2,510
Total assets	$ 47,012
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 10,917
Total liabilities	10,917
Member's Equity	36,095
Total liabilities and member's equity	$ 47,012

See accompanying notes to financial statements.